Exhibit 10.3

SUMMARY OF TRUSTEE COMPENSATION ARRANGEMENTS

Eversource Energy (“Eversource”) pays each non-employee Trustee serving on January 1 an annual cash retainer in the amount of $100,000 for service on the Board during his or her term of office, including participation in all Board and Committee meetings.  In addition, Trustees holding the positions of Lead Trustee, Chair of the Audit Committee, Chair of the Compensation Committee, Chair of the Corporate Governance Committee, and Chair of the Finance Committee on January 1 receive annual cash retainers in the amounts set forth below.  All cash retainers are payable in equal installments on the first business day of each calendar quarter.

Retainer	2016 Annual Amount

Lead Trustee	$27,500
Audit Committee Chair	$17,500
Compensation Committee Chair	$12,500
Corporate Governance Committee Chair	$12,500
Finance Committee Chair	$12,500

Each non-employee Trustee serving on January 1 also receives a grant under the Eversource Incentive Plan (the “Plan”), effective on the tenth business day of each such year, of that number of Restricted Share Units (“RSUs”) resulting from dividing $135,000 by the average closing price of our common shares as reported on the New York Stock Exchange for the 10 trading days immediately preceding such date and rounding the resulting amount to the nearest whole RSU.  RSUs vest on the next business day following the grant, and distribution to the Trustee in equivalent common shares is deferred until the tenth business day of January of the year following retirement from Board service.  Any individual who is elected to serve as a Trustee after January 1 of any calendar year receives an RSU grant prorated from the date of such election and granted on the first business day of the month following such election.

On January 15, 2016, each non-employee Trustee was granted 2,637 RSUs under the Plan, all of which vested on January 19, 2016.

Share ownership guidelines set forth in Eversource’s Corporate Governance Guidelines require each Trustee to attain and hold 7,500 common shares and/or RSUs within five years from January 1 of the year succeeding his or her date of election to the Board.  All of the current Trustees exceed the share ownership threshold or are expected to do so within the stated period.

Pursuant to the Eversource Deferred Compensation Plan (the “Deferred Compensation Plan”), prior to the year earned, each Trustee may irrevocably elect to defer receipt of all or a portion of his or her cash compensation.  Deferred funds are credited with deemed earnings on various deemed investments as permitted by the Deferred Compensation Plan. Deferred compensation is payable either in a lump sum or in installments in accordance with the Trustee’s prior election.

In addition, Eversource pays travel-related expenses for spouses of Trustees who attend Board functions.  The Internal Revenue Service considers payment of travel expenses for a Trustee’s spouse to be imputed income to the individual Trustee.  Effective January 1, 2009, Eversource discontinued tax gross-up payments in connection with spousal travel expenses.